CHINA DONGFANG HEALTHCARE GROUP INC

October 27, 2010

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	China Dongfang Healthcare Group Inc.
Registration Statement on Form 10-12G/A, filed September 30, 2010
File No. 000-54063

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 13, 2010 (the “Comment Letter”), addressed to Xu Jianping, the Chairman, President and Chief Executive Officer of China Dongfang Healthcare Group Inc. (“we”, “our” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on September 30, 2010 of Pre-Effective Amendment No. 1 to our Registration Statement on Form 10/A under Section 12(g) of the Securities Exchange Act of 1934, as amended.

References in this response letter to the “Registration Statement” are to Amendment No. 2 to the Form 10 (File No. 000-54063), which we filed with the Commission separately via EDGAR today.  In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment.  Page number references contained in the responses below are to the amended Registration Statement.  For the convenience of the Staff, we are enclosing in the Federal Express package four clean and marked copies of the Registration Statement.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Pre-Effective Amendment No. 1 to the Registration Statement.

No. 8, Shian South Road, Shijing Street, Baiyun District, Guangzhou City

People’s Republic of China  510430

Jeffrey P. Riedler, Assistant Director
October 27, 2010

Item 1.  Business
Guangzhou Dongfang Hospital Co. Ltd., page 4

1.           Please expand your disclosure regarding your Exclusive Management Consultancy Agreement to disclose the amount of management fees paid under the agreement to date.  If no fees have been paid under the agreement, please expand your disclosure to include a risk factor and other disclosure regarding why no fees have been paid to date.  Please also expand your discussion of your liquidity in your MD&A to disclose the fees paid to date and discuss any potential problems, obstacles or conditions that must be met in order to obtain management fees from GDH and how this will affect the liquidity of China Dongfang Healthcare Group Inc.

RESPONSE:  In response to the Staff’s comment, the Company has amended its disclosure on pages 4 and 5 regarding the Exclusive Management Consultancy Agreement to disclose the amount of management fees paid under that agreement to date and to discuss the possibility that management fees may not be received by the management company each month.  The Company has also included a risk factor on page 37 to address the possibility that fees will not be paid to the management company under the Exclusive Management Consultancy Agreement.  The Company has also amended page 63 to provide similar disclosure in the context of discussing the Company’s liquidity.

Risks Related to Our Corporate Structure, page 32

2.           Please tell us the nature and amount of audit adjustments in 2008 and 2009.  Please also disclose that your financial manager and Chief Financial Officer do not have any formal training in U.S. GAAP, do not possess professional designations in U.S. GAAP and that they keep abreast of U.S. GAAP through updates received via the Internet.

RESPONSE:  The nature and amount of audit adjustments in 2008 and 2009 are described below:

Jeffrey P. Riedler, Assistant Director
October 27, 2010

Audit Adjustments for the Year Ended December 31, 2009

	Amount	Audit adjustments
No	RMB	Dr	Cr	Notes
1	1,324,214.81	Advances from customers	Patient revenue	Unrecorded patient revenue recognized from patients discharged without authorization and closing

2	65,413.74	Imputed interest	Additional paid-in capital	Imputed interest computed at 5% per annum on the current portion of amount due to a stockholder.

1.
The Company did not record patient revenue recognized from patients who completed treatments without closing and discharged without permit under China Accounting Standards, and adjusted this to recognize patient revenue under U.S. GAAP.

2.
The Company did not record the imputed interest on the current portion of amounts due to a stockholder under China Accounting Standards, and had an adjustment to record the imputed interest under U.S. GAAP.

Jeffrey P. Riedler, Assistant Director
October 27, 2010

Audit Adjustments for the Year Ended December 31, 2008

	Amount	Audit adjustments
No.	RMB	Dr	Cr	Notes
1	1,208,474.70	Advances from customers	Patient revenue	Unrecorded patient revenue recognized from patients discharged without authorization and closing

2	8,496,000.00	Additional paid-in capital	Charitable contribution received	Medical equipment donated by a third party recognized as an income

3	182,998.86	Imputed interest	Additional paid-in capital	Imputed interest computed at 5% per annum on the current portion of amount due to a stockholder

1.
The Company did not record patient revenue recognized from patients who completed treatments without closing and discharged without permit under China Accounting Standards. The Company adjusted this to recognize patient revenue under U.S. GAAP.

2.
The Company recorded the charitable contribution received into additional paid-in capital under China Accounting Standards, and adjusted the charitable contribution received into patient revenue-charitable contribution received under U.S. GAAP.

3.
The Company did not record the imputed interest on the current portion of amount due to a stockholder under China Accounting Standards, and had an adjustment to record the imputed interest under U.S. GAAP.

In response to the Staff’s comment, the Company has added a new risk factor on page 33 that discusses the material risks associated with the fact the Company’s Chief Financial Officer and finance manager do not have any formal training in U.S. GAAP and do not possess professional designations in U.S. GAAP, and that they keep abreast of U.S. GAAP through updates received via the Internet.

Jeffrey P. Riedler, Assistant Director
October 27, 2010

Item 2.  Financial Information
Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Revenue Recognition, page 44

3.           Please refer to your response to comment 14 and your revised disclosures.  Your accounting for revenues earned from the delivery of medical devices and related services to patients as a single amount does not appear to be in accordance with US GAAP.  For revenue arrangements with multiple deliverables when the deliverables in the arrangement meet the criteria in paragraph ASC 605-25-25-5, US GAAP requires that you divide deliverables into separate units of accounting based on their relative fair values.  The applicable revenue recognition criteria shall be considered separately for separate units of accounting.  Please revise your financial statements and the related footnote and MD&A disclosures as applicable or tell us why such revision is not required.

RESPONSE:    When evaluating multiple element arrangements, including fees for medical services, medical devices and the associated services, the Company considers whether the components of the arrangement represent separate units of accounting as defined in ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, which requires the following criteria to be met for an element to represent a separate unit of accounting:

(i)	the delivered items have value to a customer on a standalone basis;

(ii)	there is objective and reliable evidence of the fair value of the undelivered items; and

(iii)	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is probable and within the control of the vendor.

The Company does not provide patients with multiple solutions and does not have any multiple-element arrangements with patients as defined in ASC 605-25 because it does not offer its services on a standalone basis.  These services are bundled together as consultation fees, diagnostic fees, check-up fees, treatment fees, surgical fees, laboratory testing fees, nursing fees and accommodation fees. According to medical regulations and practices in China, services provided to patients are bundled and the bundled fees include fees for doctors’ consultations, the use of medical devices, support, etc.  For example, when the Company charges a CT fee, it includes the doctor’s fee, a fee to use the device, a cost for film, and other applicable costs.  The Company charges the CT fee to its patients as a bundle and records it in check-up fees. Further, the Company recognizes patient service fees as revenue upon completion of such services and there is no service that is billed but undelivered.  As a result, the Company recognizes revenues from medical services, including fees for medical devices and associated services, as a single unit of accounting in accordance with ASC 605.  For these reasons, the Company respectfully submits that no revision to its financial statements, related footnotes or MD&A is required with respect to this comment.

Jeffrey P. Riedler, Assistant Director
October 27, 2010

4.           In response to comment 15 you revised your disclosures to include the terms of your agreement with Mr. Yang Wei in your filing.  Please revise your accounting policy disclosures here and in the footnotes to your financial statements as appropriate to clearly state your accounting policies for the revenue and expense amounts related to the activities of the dental center.  For example, it is unclear whether you recognize revenues gross or net of the amounts allocated to Mr. Wei.  It is unclear whether you recognize revenues gross or net of the associated costs.  It is unclear whether or not you consolidate the accounts of the dental center.

RESPONSE:  The Company has revised its accounting policy disclosures on pages 46 and F-18 to clearly state the accounting policies for revenue and expenses attributable to the dental center.

5.           In response to comment 16 you revised your disclosures to include the terms of your agreement with Mr. Luo Quanhong in your filing.  Please revise your accounting policy disclosures here and in the footnotes to your financial statements as appropriate to clearly state your accounting policies for the revenue and expense amounts related to the activities of the medical center similar to the information requested in the preceding comment related to the dental center.

RESPONSE:  The Company has revised its accounting policy disclosures on pages 46 and F-18 to clearly state the accounting policies for revenue and expenses attributable to the medical center.

Item 5.  Directors and Executive Officers, page 71

6.           We note your response to prior comment 25.  Please revise your description of business experience for each of your directors and executive officers to disclose the month and year which such persons became a director and/or officer of China Dongfang Healthcare Group, Inc.

RESPONSE:  On page 71 of the Registration Statement previously filed, the Company included the following disclosure:

Except for Mr. Xu, who has served as President and the sole director of China Dongfang Healthcare Group Inc. since our inception in September 2009, all of our officers and directors have served in such positions since May 1, 2010.

Jeffrey P. Riedler, Assistant Director
October 27, 2010

The Company respectfully submits to the Staff that this disclosure addresses the Staff’s comment.  The Company has clarified the foregoing sentence by inserting the word “executive” before the word “officers.”

Item 7.  Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions, page 74

7.           We have reviewed your response to prior comment 26.  It is not clear whether both loans from Mr. Xu are documented in Exhibit 10.11 or whether this agreement only documents the second loan.  If the first loan is not in writing, please disclose that this loan is not documented in writing.  If the first loan and the second loan are both documented in Exhibit 10.11, please disclose this and explain why you disclose on page 74 that you do not pay interest on the loan when the loan agreement provides for GDH to pay a 5% interest rate per annum.

RESPONSE:  Both loans from Mr. Xu are documented in Exhibit 10.11.  The first loan of RMB 3.6 million was recorded in current liabilities as due to a stockholder, and interest-free, because the Company did not intend to pay interest, and Mr. Xu did not intend to require interest to be paid, on this loan.  However, under U.S. GAAP, the Company is still required to recognize imputed interest at 5% per year.  The Company and Mr. Xu mutually agreed that the second loan would bear interest at 5% per year, and the Company has paid such interest of approximately $170,000 to Mr. Xu in April 2010.  The Company has revised the loan agreement to better reflect this distinction and has filed with the SEC a copy of the revised loan agreement as Exhibit 10.11 to the Registration Statement.

Loan from and to the Development Zone Hospital, page 75

8.           We are reissuing in part prior comment 28.  Please include in this disclosure the name of each related person and such person’s interest in each transaction.  For example, please name the four prior shareholders of Winmark’s capital stock, disclose the percentage of your shares received in the transaction and disclose all affiliations of each of the holders with your officers and directors.

RESPONSE:  In response to the Staff’s comment, the Company has included on page 75 under the subsection “Founders and Control Persons” a description of each of the four prior holders of Winmark’s capital stock, the percentage of Winmark capital stock owned by each such entity and the identity and affiliation of each such entity with the Company’s executive officers and directors.  The Company respectfully submits that the existing disclosure in Item 7 of the Registration Statement as to each related transaction otherwise includes the name and affiliation of each related person and a description of such person’s interest in the related transaction.

*                      *                      *

Jeffrey P. Riedler, Assistant Director
October 27, 2010

If any member of the Staff should have any questions regarding the Registration Statement or any of the Company’s responses to the Comment Letter, please do not hesitate to contact Jeffrey M. Taylor of Blank Rome LLP, the Company’s outside legal counsel, at (215) 569-5579, or in his absence, please contact Jeffrey A. Rinde of Blank Rome LLP, at (212) 885-5335.

Sincerely,

CHINA DONGFANG HEALTHCARE GROUP INC.

By:	/s/ Xu Jianping
Xu Jianping
Chairman, President and
Chief Executive Officer

cc:	Jennifer Riegel, Esq.
Ibolya Ignat
Gus Rodriguez
Jeffrey A. Rinde, Esq.
Jeffrey M. Taylor, Esq.